UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Velodyne Lidar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92259F101

(CUSIP Number)

DAVID S. HALL

c/o Stewart Landefeld

Perkins Coie LLP

1201 Third Avenue Suite 4900

Seattle, WA 98101-3099

(206) 359-8000

c/o Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

DAVID S. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		98,545,299(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

59,870,261
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,545,299(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.4%
14	TYPE OF REPORTING PERSON

IN

___________________________

1 Consists of (i) 59,870,261 Shares held directly by Mr. Hall and (ii) 38,675,038 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy, as further described in Item 4 and 6.

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

MARTA THOMA HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,318,227(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,318,227(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

___________________________

2 Mr. Hall holds a voting proxy over all such Shares.

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 92259F101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)                This statement is filed:

(i)	by David S. Hall;

(ii)	Marta Thoma Hall;

(iii)	Eric Singer, as a nominee for the Board of Directors of the Issuer (the “Board”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)                The principal business address of Mr. Hall is 6114 LaSalle Avenue, #441, Oakland, CA 94611. The principal business address of Mrs. Hall is c/o the Issuer, 5521 Hellyer Avenue, San Jose, CA 95138. The principal business address of Mr. Singer is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, FL 33160.

(c)                The principal occupation of Mr. Hall is serving as Chairman of the Board of Directors of the Issuer. The principal occupation of Mrs. Hall is serving as the Chief Marketing Officer and as a member of the Board of the Issuer. The principal occupation of Mr. Singer is serving as the managing member of VIEX Capital Advisors, LLC.

(d)                No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Each of the Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

In connection with the merger described in that certain Agreement and Plan of Merger, dated as of July 2, 2020 (the “Merger”), and amended on August 20, 2020, by and among the Issuer (formerly known as Graf Industrial Corp.), VL Merger Sub Inc. and Velodyne Lidar USA, Inc. (formerly known as Velodyne Lidar, Inc., the “Predecessor Company”). Mr. Hall received 59,770,524 Shares in exchange for 20,066,595 Shares in the Predecessor Company. On the effective date of the Merger, the closing price of the Shares was $24.75 per Share. Mr. Hall also received 220,336 restricted stock units (“RSUs”) of the Issuer in exchange for 75,000 RSUs in the Predecessor Company in connection with the Merger. Each RSU represented the right to receive one Share. Upon Mr. Hall’s resignation as Executive Chairman of the Board, 96,397 shares had vested, and the remaining RSUs were cancelled. In addition, in connection with the Merger, Mrs. Hall received 5,935,865 Shares in exchange for 1,992,832 Shares in the Predecessor Company. Mrs. Hall also received 514,116 RSUs of the Issuer in exchange for 175,000 RSUs in the Predecessor Company in connection with the Merger, with each RSU representing the right to receive one Share. Of these RSUs, 374,569 have vested or will fully vest within 60 days of the date hereof.

CUSIP No. 92259F101

Subject to the satisfaction of a service-based requirement, Mr. Hall received 3,340 RSUs from the Issuer each representing the right to receive one Share. The service-based requirement with respect to 100% of the RSUs require Mr. Hall to remain in continuous service through March 29, 2021. Subject to the satisfaction of a service-based requirement, Mrs. Hall received 7,793 RSUs from the Issuer each representing the right to receive one Share. The service-based requirement with respect to 100% of the RSUs require Mrs. Hall to remain in continuous service through March 29, 2021.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On February 12, 2021, Mr. Hall delivered a letter to the Issuer nominating Eric Singer for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “Annual Meeting”). As detailed below, Mr. Singer has extensive public company board experience in the technology sector. The Reporting Persons believe Mr. Singer will bring strong corporate governance, capital allocation, strategic and financial expertise to the Board.

The Reporting Persons have engaged in discussions with the other members of the Board to add Mr. Singer and other highly qualified candidates to the Board. The Reporting Persons have nominated Mr. Singer to preserve their rights as stockholders but continue to desire to work with the Board to agree upon a mutually acceptable slate of directors for election at the Annual Meeting to avoid a contested election.

Mr. Singer, age 47, has served as the managing member of VIEX Capital Advisors, LLC, an investment management firm, since May 2014. From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P. (“PCP III”), and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. (“PCP II”) and served as an advisor to Potomac Capital Management, L.L.C. and its related entities from May 2009 until September 2014. The principal business of PCP III and PCP II is investing in securities. Since July 2019, Mr. Singer has served as a director of A10 Networks (NYSE: ATEN), an application controller and firewall cloud security company, and has served as Lead Independent Director since September 2020. Since March 2020, Mr. Singer has served as a director of Immersion Corporation (NASDAQ: IMMR), a premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies, and has served as Executive Chairman since August 2020. Previously, Mr. Singer served as a director of Quantum Corporation (NASDAQ: QMCO), a data lifecycle solutions provider from November 2017 to November 2019. Mr. Singer also served as chairman of the board of directors of RhythmOne plc (LON: RTHM), a technology-enabled digital media company, from February 2018 (after its acquisition of YuMe, Inc. (NYSE: YUME), a provider of brand video advertising software and audience data) until the sale of RhythmOne plc in April 2019. Mr. Singer was a director of YuMe, Inc. from June 2016 to February 2018, and served as chairman of its board beginning in November 2016. Mr. Singer served on the board of Support.com (NASDAQ:SPRT), a leading provider of tech support and turnkey support center services, from June 2016 to March 2019. Mr. Singer previously served as a director of Numerex Corp. (NASDAQ: NMRX), a provider of managed machine-to-machine (M2M) enterprise solutions enabling the lnternet of Things (IoT), from March 2016 until its sale in December 2017, TigerLogic Corporation (NASDAQ: TIGR), a global provider in engagement solutions, from January 2015 until December 2016, IEC Electronics, an electronic manufacturing services provider to advanced technology companies, from February 2015 to August 2017, Meru Networks, Inc. (NASDAQ: MERU), a Wi-Fi network solutions company, from January 2014 until January 2015, PLX Technology, Inc. (NASDAQ: PLXT), a semiconductor company, from December 2013 until its sale in August 2014, Sigma Designs, Inc. (NASDAQ: SIGM), a semiconductor company, from August 2012 until December 2013, including as its Chairman of the board of directors from January 2013 until December 2013, and Zilog Corporation (NASDAQ: ZILG), a microcontroller company, from August 2008 until its sale in February of 2010.

CUSIP No. 92259F101

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 168,713,296 Shares outstanding, as of November 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

A.	Mr. Hall

(a)	As of the close of business on February 12, 2021, Mr. Hall beneficially owned 98,545,299 Shares, consisting of (i) 59,870,261 Shares held directly by Mr. Hall and (ii) 38,675,038 Shares held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy, as further described in Item 4.

Percentage: Approximately 58.4%

(b)	1. Sole power to vote or direct vote: 98,545,299
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 59,870,261
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hall has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.           Mrs. Hall

(a)	As of the close of business on February 12, 2021, Mrs. Hall beneficially owned 6,318,227 Shares. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 6,318,227 4. Shared power to dispose or direct the disposition: 0

CUSIP No. 92259F101

(c)	Mrs. Hall has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.            Mr. Singer

(a)	As of the close of business on February 12, 2021, Mr. Singer does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)       Mr. Singer has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 11, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”), pursuant to which, among other things, the Reporting Persons agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, if applicable, (b) to solicit proxies for the election of Mr. Singer at the Annual Meeting, and (c) that Mr. Hall would bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to a letter agreement (the “Indemnification Agreement”), Mr. Hall has agreed to indemnify Mr. Singer against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. The Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to a letter agreement (the “Compensation Agreement”), Mr. Hall has agreed to pay Mr. Singer $100,000 in cash upon Mr. Hall’s submission to the Issuer of his nomination of Mr. Singer for election as a director of the Issuer. In addition, to the extent the one-time initial grant of equity compensation paid to non-employee directors upon their election to the Board does not equal 25,000 Shares (the “Initial Grant”), Mr. and Mrs. Hall shall deliver to Mr. Singer, immediately prior to his appointment as a director, such number of shares that, when added to the number of shares granted by the Issuer to its non-employee directors as an Initial Grant, equals 25,000 Shares. A copy of the Compensation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP No. 92259F101

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement

99.2	Indemnification Agreement

99.3	Compensation Agreement

99.4	Power of Attorney

CUSIP No. 92259F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

/s/ DAVID S. HALL
DAVID S. HALL, individually and as attorney-in-fact for Eric Singer

/s/ MARTA THOMA HALL
MARTA THOMA HALL